Exhibit 12

LSI Industries Inc.
Ratio of Earnings to Fixed Charges — SEC Method

	FY 2006	FY 2005	FY 2004	FY 2003	FY 2002	3 Months FY 2007
Earnings
Pre-tax earnings	21,987	22,873	13,797	11,247	22,860	8,498
Fixed charges	941	1,125	1,005	1,111	1,394	532
Amortization of capitalized interest	2	2	2	2	0	1
Interest capitalized	0	0	0	0	(92)	0

	22,930	24,000	14,804	12,360	24,162	9,031

Fixed Charges
Interest costs	78	217	240	359	553	281
Amortization of debt issuance costs	0	0	20	19	22	0
Interest capitalized	0	0	0	0	92	0
Interest component of rental expense	863	908	745	733	727	251

	941	1,125	1,005	1,111	1,394	532

Ratio	24.37	21.33	14.73	11.13	17.33	16.98

Note (1):	Loss of $18,541 related to cumulative effect of accounting change, net of tax, for goodwill impairment was not considered in FY 2003 (first quarter).